EXHIBIT 99.2

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Supervision and Financial Sanctions Report - Wholesale Telephony Service

Immediate notification is hereby provided that on October 19, 2017, the Company received a final supervision report from the Ministry of Communications regarding the implementation of a wholesale telephony service (the “Supervision Report”) (after the Company responded to an initial inspection report during June 2015) and a notice by the Ministry of Communications of its intention to impose a financial sanction in connection with the implementation of wholesale telephony services (the “Notice”), both dated October 19, 2017.

In accordance with the Supervision Report, after the Supervision and Enforcement Division at the Ministry of Communications examined whether the Company implemented the provisions detailed in the Minister of Communications’ decision of November 17, 2014, regarding the regulation of wholesale services, in the “Bitstream Access (BSA) and Wholesale Telephony” service portfolio, in the Communications (Telecommunications and Broadcasting) (Use of a Public Telecommunications Network of an Instrastate Operator) Regulations, 5775-2014, and in the Company’s license, whereby the Company was required to provide wholesale telephony services as of May 17, 2017 (the “Directives”), and after examining and rejecting all of the Company’s arguments in response to the initial supervision report in the matter, it was found that the Company had violated the Directives by failing to provide the wholesale telephony service.

Concurrently with the Supervision Report, the Company was issued the Notice whereby, after the Company had been found to have violated the Directives and in accordance with the authority vested by the Communications (Telecommunications and Broadcasting) Law, 5742-1982, the Company was notified of the intention to impose a financial sanction on the Company in the amount of NIS 11,343,800. The Notice also stated that the Company must take affirmative action to comply with the instructions of the Ministry of Communications in the matter, since the Ministry of Communications is considering instituting another proceeding in the same matter. The Company has a right (which it intends to exercise) to submit its arguments in writing, within 30 days of the Notice, against the intention to impose a financial sanction and against the amount of the financial sanction.

With respect to the wholesale telephony service, see also section 1.7.3.5 of the chapter containing a description of the Company’s business affairs in the Company’s periodic report for 2016, as well as the update to that section in the Company’s quarterly report as of June 30, 2017.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.